UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Barnes & Noble Education, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06777U101
(CUSIP Number)

Outerbridge Capital Management, LLC 767 Third Avenue, 11th Floor New York, New York 10017 Telephone (347) 493-0350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outerbridge Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,499,621

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,499,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,499,621

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outerbridge Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,499,621

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,499,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,499,621

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outerbridge GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,499,621

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,499,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,499,621

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14.	TYPE OF REPORTING PERSON

OO, HC

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rory Wallace

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,499,621

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,499,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,499,621

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	06777U101

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Barnes & Noble Education, Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A. with its principal executive offices located at 120 Mountain View Blvd., Basking Ridge, New Jersey 07920 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Outerbridge Capital Management, LLC, a Delaware limited liability company, (ii) Outerbridge Master Fund LP, a Cayman Islands exempted limited partnership, (iii) Outerbridge GP, LLC, a Delaware limited liability company, and (iv) Rory Wallace, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 767 Third Avenue, 11th Floor, New York, New York 10017.

Rory Wallace is the managing member of Outerbridge Capital Management, LLC, an investment management firm that serves as the investment manager to Outerbridge Master Fund LP, a private investment fund.  Rory Wallace is also the managing member of Outerbridge GP, LLC, the general partner of Outerbridge Master Fund LP. The principal business of Outerbridge Master Fund LP is purchasing, holding and selling securities for investment purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Persons came from the working capital of Outerbridge Master Fund LP.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons purchased the Common Stock in the belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Persons intend to seek to speak with representatives of the Issuer's board of directors and management to discuss enhancing shareholder value and potentially seeking board representation. The Reporting Persons also intend to seek to have discussions with other stockholders to understand their perspectives and priorities.

Except as set forth herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace may be deemed to be the beneficial owner of 6,499,621 shares of Common Stock or 13.7% of the shares of the Common Stock of the Issuer, based upon the 47,607,394 shares of Common Stock outstanding as of August 16, 2019, according to the Form 10-Q filed by the Issuer on September 24, 2019.

Each of Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 6,499,621 shares of Common Stock.

Each of Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 6,499,621 shares of Common Stock.

The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Exhibit B.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October [ ], 2019
(Date)

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By: /s/ Rory Wallace

Rory Wallace, Managing Member

OUTERBRIDGE MASTER FUND LP

By: Outerbridge GP, LLC, its general partner

By: /s/ Rory Wallace

Rory Wallace, Managing Member

OUTERBRIDGE GP, LLC

By: /s/ Rory Wallace

Rory Wallace, Managing Member

RORY WALLACE

/s/ Rory Wallace

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated October [ ], 2019, relating to the Common Stock, par value $0.01 per share of Barnes & Noble Education, Inc. shall be filed on behalf of the undersigned.

October [ ], 2019

-----------------------

(Date)

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By: /s/ Rory Wallace

Rory Wallace, Managing Member

OUTERBRIDGE MASTER FUND LP

By: Outerbridge GP, LLC, its general partner

By: /s/ Rory Wallace

Rory Wallace, Managing Member

OUTERBRIDGE GP, LLC

By: /s/ Rory Wallace

Rory Wallace, Managing Member

RORY WALLACE

/s/ Rory Wallace

Exhibit B

Schedule of Transactions in the Common Stock by the Reporting Persons[1]

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
8/12/2019	Common Stock, par value $0.01 per share	Purchase	28,538	$3.0363
8/14/2019	Common Stock, par value $0.01 per share	Purchase	20,495	$3.0165
8/14/2019	Common Stock, par value $0.01 per share	Purchase	55,000	$2.9820
8/15/2019	Common Stock, par value $0.01 per share	Purchase	115,000	$3.0243
8/16/2019	Common Stock, par value $0.01 per share	Purchase	40,737	$3.1647
8/19/2019	Common Stock, par value $0.01 per share	Purchase	75,000	$3.2886
8/20/2019	Common Stock, par value $0.01 per share	Purchase	35,401	$3.2818
8/21/2019	Common Stock, par value $0.01 per share	Purchase	50,000	$3.3565
8/22/2019	Common Stock, par value $0.01 per share	Purchase	43,275	$3.2735
8/23/2019	Common Stock, par value $0.01 per share	Purchase	200,000	$3.2600
8/26/2019	Common Stock, par value $0.01 per share	Purchase	50,000	$3.4360
8/27/2019	Common Stock, par value $0.01 per share	Purchase	108,676	$3.4181
8/28/2019	Common Stock, par value $0.01 per share	Purchase	38,173	$3.5163
8/29/2019	Common Stock, par value $0.01 per share	Purchase	20,300	$3.8496
8/29/2019	Common Stock, par value $0.01 per share	Purchase	21,500	$3.6650
8/30/2019	Common Stock, par value $0.01 per share	Purchase	44,825	$3.8628
9/3/2019	Common Stock, par value $0.01 per share	Purchase	102,000	$3.6095
9/4/2019	Common Stock, par value $0.01 per share	Purchase	65,000	$3.7221
9/5/2019	Common Stock, par value $0.01 per share	Purchase	50,000	$3.7581
9/6/2019	Common Stock, par value $0.01 per share	Purchase	33,472	$3.6240
9/9/2019	Common Stock, par value $0.01 per share	Purchase	50,000	$3.8511
9/16/2019	Common Stock, par value $0.01 per share	Purchase	100,000	$4.0059
9/17/2019	Common Stock, par value $0.01 per share	Purchase	300,000	$3.3198
9/18/2019	Common Stock, par value $0.01 per share	Purchase	141,100	$3.1334
9/18/2019	Common Stock, par value $0.01 per share	Purchase	125,000	$3.1722
9/18/2019	Common Stock, par value $0.01 per share	Purchase	150,000	$3.2132
9/19/2019	Common Stock, par value $0.01 per share	Purchase	210,217	$3.2303
9/20/2019	Common Stock, par value $0.01 per share	Purchase	200,000	$3.1285
9/23/2019	Common Stock, par value $0.01 per share	Purchase	99,665	$3.1572
9/23/2019	Common Stock, par value $0.01 per share	Purchase	63,334	$3.2143
9/24/2019	Common Stock, par value $0.01 per share	Purchase	225,000	$3.2822
9/27/2019	Common Stock, par value $0.01 per share	Purchase	9,328	$3.1073
9/30/2019	Common Stock, par value $0.01 per share	Purchase	50,000	$3.1459
10/2/2019	Common Stock, par value $0.01 per share	Purchase	150,000	$2.9656
10/2/2019	Common Stock, par value $0.01 per share	Purchase	50,000	$2.9780
10/3/2019	Common Stock, par value $0.01 per share	Purchase	100,000	$2.9392
10/4/2019	Common Stock, par value $0.01 per share	Purchase	175,987	$3.0937
10/8/2019	Common Stock, par value $0.01 per share	Purchase	54,714	$3.1794
10/9/2019	Common Stock, par value $0.01 per share	Purchase	35,691	$3.2042
10/9/2019	Common Stock, par value $0.01 per share	Purchase	12,321	$3.2640

[1] All transactions in the Common Stock by the Reporting Persons were open market transactions.